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DD 1/13/13

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2013
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South 108th Avenue
(No. and Street)

Omaha (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber (402) 827-8933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

155 N. Wacker Dr. (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 1/24/13

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

11-13-13

GENERAL NOTARY - State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 4, 2016

Nancy L. Lowrey
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Schedule of Segregation Requirements and Funds in Segregation For Customers Trading on U.S. Commodity Exchanges Pursuant to Regulations Under the Commodities Exchange Act
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☒ (n) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Ameritrade, Inc.

We have audited the accompanying consolidated statement of financial condition of TD Ameritrade, Inc. (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TD Ameritrade, Inc. as of September 30, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
November 22, 2013

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition

(In Millions, Except Share Amounts)

September 30, 2013

Assets		
Cash and cash equivalents	$	338
Cash and investments segregated and on deposit for regulatory purposes		148
Receivable from affiliated clearing broker-dealer		31
Receivable from affiliates		17
Other receivables, net		24
Securities owned, at fair value		165
Property and equipment at cost, net		42
Goodwill		2,360
Acquired intangible assets, net		659
Deferred income taxes		1
Other assets		9
Total assets	$	3,794
Liabilities and stockholder's equity		
Liabilities:		
Payable to clients	$	124
Accounts payable and accrued liabilities		122
Payable to affiliates		21
Deferred income taxes, net		331
Total liabilities		598
Stockholder's equity:		
Common stock, no par value, 200 shares authorized, issued, and outstanding		–
Additional paid-in capital		3,122
Retained earnings		74
Total stockholder's equity		3,196
Total liabilities and stockholder's equity	$	3,794

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

The consolidated statement of financial condition includes the accounts of TD Ameritrade, Inc. and its wholly owned subsidiary (collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the Parent) through the Company's immediate parent, TD Ameritrade Online Holdings Corp. (TDAOH). The Company evaluated subsequent events through November 22, 2013, the date on which the consolidated statement of financial condition was available to be issued.

Nature of Operations

TD Ameritrade, Inc. is an introducing securities broker-dealer and a registered investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the New York Stock Exchange (NYSE). In addition, TD Ameritrade, Inc. is registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services functions are regulated by, the National Futures Association (NFA). TD Ameritrade, Inc. is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA, and NYSE.

The Company clears its client securities transactions on a fully disclosed basis through TD Ameritrade Clearing, Inc. (TDAC), an indirect wholly owned subsidiary of the Parent, and contracts with an external provider on an omnibus basis for futures clearing. The Company also contracts with external providers to facilitate foreign exchange trading for its clients.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated for regulatory purposes.

Cash and Investments Segregated and on Deposit for Regulatory Purposes

Cash and investments segregated and on deposit for regulatory purposes consists primarily of cash deposits and U.S. Treasury securities that have been segregated or secured for the benefit of futures clients according to the regulations of the CFTC governing futures commission merchants.

Securities Owned

Securities owned are recorded on a trade-date basis and carried at fair value. Securities held for trading or investment purposes are included in securities owned on the consolidated statement of financial condition.

Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful service lives of the depreciable property and equipment, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (continued)

Goodwill

The Parent and TDAOH have recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from certain business combinations has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the consolidated Parent. The consolidated Parent's estimated fair value is then allocated to the Parent's subsidiaries based on operating revenues and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test as of September 30, 2013.

Amortization of Acquired Intangible Assets

Acquired intangible assets pushed down to the Company are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount.

Payable to Clients

Payable to clients consists of client cash held in futures brokerage accounts and the fair value of any net unrealized gains/losses on open client futures contracts. The value of client options on futures is not reflected in the accompanying consolidated statement of financial condition.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Recently Adopted Accounting Pronouncements

On October 1, 2012, the Company adopted Accounting Standards Update (ASU) 2011-08, *Testing Goodwill for Impairment*. The amendments under ASU 2011-08 allow entities to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for entities to consider in conducting the qualitative assessment. Entities have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step quantitative goodwill impairment test. Adoption of ASU 2011-08 did not have an impact on the Company's consolidated statement of financial condition.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities,* and further clarified the scope of these disclosures by issuing ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* in January 2013. The amendments in these ASUs will enhance disclosures by requiring improved information about financial and derivative instruments, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either (1) offset (netting assets and liabilities) in accordance with Section 210-20-45 or Section 815-10-45 of the FASB Accounting Standards Codification (ASC) or (2) subject to an enforceable master netting arrangement or similar agreement. ASU 2011-11 and ASU 2013-01 are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods, and require retrospective disclosures for comparative periods presented. Therefore, these ASUs will be effective for the Company's fiscal year beginning October 1, 2013. Adoption of ASU 2011-11 and ASU 2013-01 is not expected to have a material impact on the Company's consolidated statement of financial condition.

3. Cash and Investments Segregated and on Deposit for Regulatory Purposes

Cash and investments segregated and on deposit for regulatory purposes consists of the following as of September 30, 2013 (in millions):

Cash on deposit with futures commission merchant	$ 76
Cash in demand deposit account	22
U.S. government debt securities on deposit with futures commission merchant	50
Total	$ 148

4. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2013 (in millions):

	Goodwill	Acquired Intangible Assets
Balance as of September 30, 2012	$ 2,360	$ 735
Amortization of intangible assets	–	(76)
Balance as of September 30, 2013	$ 2,360	$ 659

Acquired intangible assets consist of the following as of September 30, 2013 (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Client relationships	$ 1,165	$ (506)	$ 659

5. Property and Equipment

Property and equipment consists of the following as of September 30, 2013 (in millions):

Leasehold improvements	$ 66
Computer equipment	4
Other equipment, furniture, and fixtures	15
	85
Less accumulated depreciation and amortization	(43)
Property and equipment, net	$ 42

6. Income Taxes

As of September 30, 2013, temporary differences between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities arise primarily from property and equipment, goodwill, acquired intangible assets, stock-based compensation, the federal impact of state uncertain tax positions, and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2013 (in millions):

Deferred tax liabilities	$	371
Deferred tax assets		(41)
Net deferred tax liabilities	$	330

Included in deferred tax assets above as of September 30, 2013, is approximately $1 million of deferred tax benefits relating to intangible asset amortization deductions expected to be claimed in various state taxing jurisdictions, which may not be offset by deferred tax liabilities arising from different taxing jurisdictions on the consolidated statement of financial condition. This amount is presented separately as an asset on the consolidated statement of financial condition.

The Company's income tax returns are subject to review and examination by federal, state, and local taxing authorities. The federal returns for 2010 through 2012 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2013, could decrease by up to $3 million ($2 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2013, accrued interest and penalties included in accounts payable and accrued liabilities was $1 million.

7. Capital Requirements

TD Ameritrade, Inc. is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (Exchange Act), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

TD Ameritrade, Inc. computes net capital under the alternative method as permitted by Rule 15c3-1, which requires TD Ameritrade, Inc. to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances. As a futures commission merchant registered with the CFTC, TD Ameritrade, Inc. is also subject to CFTC Regulation 1.17 under the Commodity Exchange Act, administered by the CFTC and the NFA, which requires the maintenance of minimum net capital of the greatest of (a) $1.0 million, (b) its futures risk-based capital requirement, equal to 8% of the total risk margin requirement for all futures positions carried by the futures commission merchant in client and nonclient accounts, or (c) its Rule 15c3-1 net capital requirement.

Under the alternative method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of (a) less than 5% of aggregate debit balances, (b) less than 110% of its risk-based capital requirement under CFTC Regulation 1.17, or (c) less than 120% of its minimum dollar requirement. These net capital thresholds, which are specified in Exchange Act Rule 17a-11 and CFTC Regulation 1.12, are typically referred to as "early warning" net capital thresholds.

The following table summarizes TD Ameritrade, Inc.'s net capital and net capital requirements as of September 30, 2013 (in millions):

Net Capital	Required Net Capital (8% of Total Risk Margin)	Net Capital in Excess of Required Net Capital	Net Capital in Excess of Early Warning Threshold (110% of Required Net Capital)
$ 305	$ 10	$ 295	$ 294

8. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

9. Commitments and Contingencies

Lease Commitments

The Company has various non-cancelable operating leases on facilities and certain office equipment requiring annual payments as follows (in millions):

Fiscal Year	Minimum Lease Payments
2014	$ 25
2015	24
2016	24
2017	22
2018	19
Thereafter through 2028	64
Total	$ 178

A majority of the leases for the Company's branch offices contain provisions for renewal at the Company's option.

9. Commitments and Contingencies (continued)

Legal and Regulatory Matters

Reserve Fund Matters – During September 2008, The Reserve, an independent mutual fund company, announced that the net asset value of the Reserve Yield Plus Fund declined below $1.00 per share. The Yield Plus Fund was not a money market mutual fund, but its stated objective was to maintain a net asset value of $1.00 per share. The Company's clients continue to hold shares in the Yield Plus Fund (now known as Yield Plus Fund – In Liquidation), which is being liquidated. On July 23, 2010, The Reserve announced that through that date it had distributed approximately 94.8% of the Yield Plus Fund assets as of September 15, 2008, and that the Yield Plus Fund had approximately $39.7 million in total remaining assets. The Reserve stated that the fund's Board of Trustees has set aside almost the entire amount of the remaining assets to cover potential claims, fees, and expenses. The Company estimates that its clients' current positions held in the Reserve Yield Plus Fund amount to approximately 79% of the fund.

On January 27, 2011, the Company entered into a settlement with the SEC, agreeing to pay $0.012 per share to all eligible current or former clients that purchased shares of the Yield Plus Fund and continued to own those shares. Clients who purchased Yield Plus Fund shares through independent registered investment advisors were not eligible for the payment. In February 2011, the Company paid clients approximately $10 million under the settlement agreement.

In November 2008, a purported class action lawsuit was filed with respect to the Yield Plus Fund. The lawsuit is captioned *Ross v. Reserve Management Company, Inc. et al.* and is pending in the U.S. District Court for the Southern District of New York. The Ross lawsuit is on behalf of persons who purchased shares of Reserve Yield Plus Fund. On November 20, 2009, the plaintiffs filed a first amended complaint naming as defendants the fund's advisor, certain of its affiliates, and the Parent and certain of its directors, officers, and shareholders as alleged control persons. The complaint alleges claims of violations of the federal securities laws and other claims based on allegations that false and misleading statements and omissions were made in the Reserve Yield Plus Fund prospectuses and in other statements regarding the fund. The complaint seeks an unspecified amount of compensatory damages, including interest, attorneys' fees, rescission, exemplary damages, and equitable relief. On January 19, 2010, the defendants submitted motions to dismiss the complaint. The motions are pending.

9. Commitments and Contingencies (continued)

The Company estimates that its clients' current aggregate shortfall, based on the original par value of their holdings in the Yield Plus Fund, less the value of fund distributions to date and the value of payments under the SEC settlement, is approximately $36 million. This amount does not take into account any assets remaining in the fund that may become available for future distributions.

The Company is unable to predict the outcome or the timing of the ultimate resolution of the Ross lawsuit, or the potential loss, if any, that may result. However, management believes the outcome is not likely to have a material adverse effect on the consolidated statement of financial condition of the Company.

Other Legal and Regulatory Matters – The Company is subject to a number of other lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Loss Contingencies,* governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

9. Commitments and Contingencies (continued)

The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $45 million as of September 30, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those cases as to which an estimate can be made. For certain cases, the Company does not believe an estimate can currently be made, as some cases are in preliminary stages and some cases have no specific amounts claimed. The Company's estimate involves significant judgment, given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range.

The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the consolidated statement of financial condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the consolidated statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities. The Toronto-Dominion Bank (TD), an affiliate of the Parent, has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse Group, Inc. (TD Waterhouse) prior to the Parent's acquisition of TD Waterhouse in January 2006.

9. Commitments and Contingencies (continued)

Guarantees

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully disclosed basis through TDAC. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations. Pursuant to the clearing agreement between the Company and TDAC, TDAC charges the Company for unsecured losses that result from a client's failure to complete such transactions. As of September 30, 2013, the total amount of client margin loan balances maintained by TDAC and subject to such indemnification was approximately $9.0 billion. TDAC seeks to mitigate the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. In addition, the Company clears its clients' futures transactions on an omnibus account basis through an unaffiliated clearing firm. The Company has agreed to indemnify the unaffiliated clearing firm for any loss that it may incur for the client transactions introduced to it by the Company.

The Company has provided certain guarantees to the National Securities Clearing Corporation (NSCC), The Depository Trust Company (DTC), and JPMorgan Chase Bank (JPMorgan) on behalf of TD Ameritrade Trust Company (TDATC), an indirect wholly owned subsidiary of the Parent. Under these agreements, if TDATC becomes unable to satisfy its obligations to NSCC, DTC, or JPMorgan, the Company would be required to meet shortfalls. These guarantees may be terminated by the Company upon written notice. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition.

See "Insured Deposit Account Agreement" in Note 11 for a description of a guarantee included in that agreement.

10. Fair Value Disclosures

ASC 820-10, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

10. Fair Value Disclosures (continued)

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds, and equity securities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. This category includes assets related to money market and other mutual funds managed by The Reserve for which the net asset value has declined below $1.00 per share and the funds are being liquidated. This category also includes auction rate securities for which the periodic auctions have failed.

10. Fair Value Disclosures (continued)

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of September 30, 2013 (in millions):

	Level 1	Level 2	Level 3	Fair Value
Assets				
Cash equivalents:				
Money market mutual funds	$ 331	$ –	$ –	$ 331
Investments segregated for regulatory purposes:				
U.S. government debt securities	–	50	–	50
Securities owned:				
Auction rate securities	–	–	5	5
Money market and other mutual funds	–	–	1	1
U.S. government debt securities	–	156	–	156
Other	–	3	–	3
Subtotal – Securities owned	–	159	6	165
Total assets at fair value	$ 331	$ 209	$ 6	$ 546

There were no transfers between any levels of the fair value hierarchy during fiscal year 2013. The following table presents the changes in Level 3 assets measured at fair value on a recurring basis for the fiscal year ended September 30, 2013 (in millions):

	Auction Rate Securities	Money Market and Other Mutual Funds
Balance, September 30, 2012	$ 6	$ 1
Settlements	(1)	–
Balance, September 30, 2013	$ 5	$ 1

10. Fair Value Disclosures (continued)

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements:

Debt Securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

Level 3 Measurements:

Money Market and Other Mutual Funds – The fair value of positions in money market and other mutual funds managed by The Reserve is estimated by management based on the underlying portfolio holdings data published by The Reserve.

Auction Rate Securities (ARS) – ARS are long-term variable rate securities tied to short-term interest rates that are reset through a "Dutch auction" process, which generally occurs every seven to 35 days. Holders of ARS were previously able to liquidate their holdings to prospective buyers by participating in the auctions. During fiscal 2008, the Dutch auction process failed, and holders were no longer able to liquidate their holdings through the auction process. The fair value of Company ARS holdings is primarily estimated based on an internal pricing model. The pricing model takes into consideration the characteristics of the underlying securities as well as multiple inputs, including counterparty credit quality, expected timing of redemptions, and an estimated yield premium that a market participant would require over otherwise comparable securities to compensate for the illiquidity of the ARS. These inputs require significant management judgment.

10. Fair Value Disclosures (continued)

The following table summarizes quantitative information about Level 3 unobservable inputs as of September 30, 2013:

Asset	Valuation Technique	Unobservable Input	Range	Weighted Average
Auction Rate Securities	Discounted cash flow	Constant prepayment rate (Annual)	10% – 20%	15%
		Yield premium for illiquidity	2%	2%

Fair Value of Financial Instruments Not Recorded at Fair Value

Cash and cash equivalents, receivable from affiliated clearing broker-dealer, receivable from/payable to affiliates, other receivables, payable to clients, and accounts payable and accrued liabilities are short-term in nature and accordingly are carried at amounts that approximate fair value. Cash and cash equivalents include cash and highly-liquid investments with an original maturity of three months or less (categorized as Level 1 of the fair value hierarchy). Receivable from affiliated clearing broker-dealer, receivable from/payable to affiliates, other receivables, payable to clients, and accounts payable and accrued liabilities are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Cash and investments segregated and on deposit for regulatory purposes includes cash on deposit with a futures commission merchant and cash held in a demand deposit account, for which the carrying values approximate fair value (categorized as Level 1 of the fair value hierarchy). See Note 3 for a summary of cash and investments segregated and on deposit for regulatory purposes.

11. Related-Party Transactions

Allocated Costs from Affiliates Based on Expense Sharing Agreements

The Company has system maintenance, marketing, and software licensing agreements with certain affiliates. In addition, the Company is allocated certain costs from entities related by common ownership.

11. Related-Party Transactions (continued)

Clearing Agreement

The Company clears its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of transaction fees, net interest, and other revenues from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Payable to affiliates on the consolidated statement of financial condition includes $3 million of income taxes payable to the Parent as of September 30, 2013.

Transactions with The Toronto-Dominion Bank and Affiliates

TD is an affiliate of the Parent, owning approximately 42% of the Parent's common stock as of September 30, 2013. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

Through December 31, 2012, the Company, TDATC, and TDAC (together, the Ameritrade Companies) were party to an insured deposit account (IDA) agreement, dated as of December 19, 2009, with TD Bank USA, N.A. (TD Bank USA), TD Bank, N.A., and TD (the old IDA agreement). Under the old IDA agreement, TD Bank USA and TD Bank, N.A. (together, the Depository Institutions) made available to clients of the Company and TDATC FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company and TDATC provided marketing and support services for the Depository Institutions, and TDAC acted as agent for the clients of the Company and as recordkeeper for the Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the Depository Institutions paid the Ameritrade Companies, collectively, an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a flat servicing fee to the Depository Institutions of 25 basis points, and the cost of FDIC insurance premiums.

11. Related-Party Transactions (continued)

The fee earned on the old IDA agreement was calculated based on two primary components: (a) the yield on fixed-rate "notional" investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment frequency to monthly) and (b) the yield on floating-rate investments, based on the monthly average rate for 30-day LIBOR. The agreement provided that, from time to time, the Company may request amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to the approval of the Depository Institutions. For example, if the Company requested (and the Depository Institutions agreed) that $100 million of deposits should be invested in 5-year fixed-rate investments, and on the day such investment was approved the prevailing fixed yield for the applicable 5-year, U.S. dollar, LIBOR-based swaps was 1.00%, then the Ameritrade Companies would collectively earn a gross fixed yield of 1.00% on that portion of the portfolio (before any deductions for interest paid to clients, the flat 25 basis point servicing fee to the Depository Institutions, and the cost of FDIC insurance premiums). The interest rates paid to clients were set by the Depository Institutions and were not linked to any index.

On January 17, 2013, the Ameritrade Companies entered into a new IDA agreement among the same parties (the new IDA agreement), which superseded and replaced the old IDA agreement. The new IDA agreement became effective as of January 1, 2013 and has an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Ameritrade Companies or the Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. The marketing fee calculation under the new IDA agreement is substantially similar to the old IDA agreement, with certain significant differences described below.

The new IDA agreement provides that the Company may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. In the event that (1) the federal funds effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Ameritrade Companies on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

11. Related-Party Transactions (continued)

Under the new IDA agreement, the yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

As of September 30, 2013, the IDA portfolio was comprised of approximately 79% fixed-rate notional investments and 21% floating-rate investments.

The servicing fee to the Depository Institutions under the new IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months (short-term fixed-rate investments). For floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the Depository Institutions' leverage costs) and a maximum of 25 basis points.

Under both the new and old IDA agreements, in the event the marketing fee computation results in a negative amount, the Ameritrade Companies collectively must pay the Depository Institutions the negative amount. This effectively results in the Ameritrade Companies guaranteeing the Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the type, duration, principal balance, and yield of the fixed-rate and floating-rate investments, the prevailing interest rate environment, the amount of client deposits, and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the marketing fee calculation to result in a negative amount is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for the IDA agreement.

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

11. Related-Party Transactions (continued)

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the consolidated statement of financial condition resulting from related-party transactions as of September 30, 2013 (in millions):

Assets		
Receivable from affiliated clearing broker-dealer		$ 31
Receivable from affiliates:		
Receivable from TD and affiliates	$ 11	
Receivable from entities related by common ownership	6	
Total		$ 17
Liabilities		
Payable to affiliates:		
Payable to TD and affiliates	$ 3	
Payable to entities related by common ownership	18	
Total		$ 21

Receivables from and payables to TDAC resulting from client futures cash sweep activity are generally settled in cash the next business day. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.